UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

AOB BIOTECH, INC.
(Name of small business issuer in its charter)

California	90-0110902
(State of other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

301 N. Lake Avenue, Suite 202, Pasadena, California 91101
(Address of principal executive offices, including Zip code)

626-796-3988
Issuer’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value

GENERAL

AOB Biotech, Inc., a California corporation (the "Company" or "AOB") is furnishing this Registration Statement with respect to its outstanding shares of common stock, no par value. There is no current trading market for our common stock. This registration statement is being filed with the Securities and Exchange Commission to cause the registrant to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the National Association of Securities Dealers, Inc. (NASD). The Company believes that being quoted on the OTC Bulletin Board will afford increased liquidity for our shareholders and may facilitate any future financing needs, either by a private placement or public offering. The Company has no immediate plans to raise money either privately or publicly.

FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause AOB or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The Company is under no duty to update any of the forward-looking statements after the date of this report to conform its prior statements to actual results.

Further, this report contains forward looking statements that involve substantial risks and uncertainties. Such statements include, without limitation, all statements as to expectation or belief and statements as to our future results of operations, the progress of any research, product development and clinical programs, the need for, and timing of, additional capital and capital expenditures, partnering prospects, the protection of and the need for additional intellectual property rights, effects of regulations, the need for additional facilities and potential market opportunities. The Company' actual results may vary materially from those contained in such forward-looking statements because of risks to which the Company is subject, such as lack of available funding, competition from third parties, intellectual property rights of third parties, regulatory constraints, litigation and other risks to which the Company is subject.

AOB BIOTECH, INC.

PART I

Item 1. Description of Business

The Company was incorporated on June 3, 2002 under the name New Weisheng USA Co, Inc. and later under the name AOB Capital, Inc. The Company was primarily engaged in providing financial consulting services, including issuing and collecting letters of credit on behalf of AOB Commerce, Inc. (“AOB Commerce”), an entity controlled by its officer, director and founder. The Company would receive funds from AOB Commerce, then issue letters of credit for AOB Commerce’s clients. Upon receipt of funds from the letter of credit, the Company returned funds to AOB Commerce and received income from AOB Commerce for the financial services provided. In May 2004 the Company ceased all financial service operations.

In June 2004 the Company began to develop its own, and exclusively licensed, line of dietary supplement and cosmetic products using natural and herbal ingredients. Also on March 30, 2005 the Company entered into a Licensing Agreement with Super Max USA, Inc. to help it formulate food, cosmetic and nutritional supplement products). Also, in accordance with the Licensing Agreement, the Company provided market studies for the sale of such products by Super Max in China and Taiwan. The Company also intends to consult and advise Chinese companies as to the procedures required by the U.S. Food and Drug Administration (“FDA”) for selling nutritional products in the U.S. and consulting and advising U.S. companies as to the procedures required by the Chinese Food and Drug Administration (“CFDA”) for selling nutritional products in China.

Since June 2004 the Company has developed and is currently marketing three products, has in the development six more products and has the exclusive license to sell in China nine products developed by Sunnylife Global, Inc. The Company is also developing retail stores to be located in commercial and residential buildings in China. The stores will sell only the Company’s own and licensed products. They will be uniform in size, decor and content and they will promote the Company name. To date, the Company has only sold a limited amount of its products only in the United States through e-Commerce and to one distributor in Taiwan. The Company plans to open its first store in China in the fall of 2006 and to also begin selling its products in China through e-Commerce.

Overview of Industry

Domestic Market

Surveys find that the majority of Americans depend on dietary supplements to maintain good health. As a result, the dietary supplement industry generates billions of dollars in sales annually in the United States, making it one of the most dynamic sectors of the United States economy.

According to the Council for Responsible Nutrition (“CRN”), 150 million Americans use dietary supplements annually. Although the CRN agrees with the American Heart Association that people should get their nutrients from nutritional foods, realistically most people fall short of this ideal. It is therefore better to get protective nutrients from supplements than to do without them. The CRN documents point out that “dietary supplements should not replace a well-balanced diet, but should be incorporated as part of an overall healthy lifestyle that includes proper nutrition, routine exercise, and regular visits to a physician.”

The Company believes that demand for dietary supplements corresponds with a strategic shift in how consumers view health and wellness. More than ever before, the Company believes consumers feel empowered to manage their health and are either actively using supplements or are researching information about them.

According to the Nutrition Business Journal, (“NBJ”) the global nutrition industry exceeds $150 billion per year. Studies also show that the European population is increasingly health conscious. People are taking more responsibility for their physical welfare. The growth in information concerning health, particularly on the Internet, has led to explosive growth in the consumption of so-called self-medication products. Other trends contributing to the growth in this market include increased availability of vitamins and nutritional supplements, increasing disposable income and a tendency for consumers to buy products under the motto “prevention is better than a cure.”

The NBJ’s Annual Industry Survey for 2005 shows that the United States nutrition industry grew 9.3% overall in 2005 for total sales of over $75 billion. Dietary supplement increased by 4.5% over the prior year with sales of over $21 billion.

Vitamins and nutrition supplements are marketed to appeal to various groups, including: health conscious; those with an increased health risk due to hereditary or genetic factors; those who eat nutritionally inadequate meals; the physically active; children, women of child-bearing age and pregnant women; people on a weight reducing diet; and smokers.

Nutritional products are distributed through six major sales channels. Each channel has changed in recent years, primarily due to advances in technology and communications that have resulted in improved product distribution and faster dissemination of information. The major sales channels are as follows: (i) mass market retailers, including mass merchandisers, drug stores, supermarkets, and discount stores; (ii) natural health food retailers; (iii) network marketing; (iv) mail order; (v) healthcare professionals and practitioners; and (vi) the internet. We intend to principally distribute our products through the internet and through retail stores in China.

Based on our research we believe that the market will increase by five to six percent in the next three years. In Asia, the United States is an important player. Based on trade statistics, health supplement imports from the United States showed a steady growth. The marketplace is generally very receptive to American products. While the market is highly competitive and indeed saturated, best prospects are those supplements that are innovative with scientifically proven benefits, focused on preventive care. Natural, holistic (i.e. wellness-focused), enzymatic formulae, anti-oxidants, bone-mineral enhancement formulae, brain-foods, vanity-related and those that provide a quick "pick-me-up" for sports enthusiasts are increasing in popularity. "Nutraceuticals," a recently coined term that refers to natural and herbal remedies that are manufactured and packaged in capsule form, are fast gaining acceptance. Multi-vitamins and vitamin C supplements are traditionally popular with the mass market.

AOB Market

Internet Marketing

The Company has an extensive web site that provides product information to prospective customers. The Company also plans to feature pertinent articles about nutritional supplements and to have linking arrangements with other web sites. Management believes that the more articles and studies relating to the nutritional supplement market that the Company can provide to site visitors the more attractive the Company’s products may appear. The Company honors all major credit cards. This e-commerce just became operational in February 2006.

Marketing in China

The Company has been developing a stand-alone model to provide a healthy well-being system (the “Stores”). The Stores are intended to be of uniform design and colors in order to instill brand identity with the customer. The Company will sell products developed in its own laboratory and products that are OEM. The Stores will be approximately 1,200 square feet and will be located in commercial or “mixed-use” (commercial and residential) buildings. Customers can become Members of the Company’s better health system for free. As Members they will be entitled to certain services based upon quantity of the Company’s products purchased by the Member. Anticipated services would include spa treatments, health check-ups and other health related activities. These services will be provided by others in accordance with contracts executed with the Company. The Company plans to open its first store in Beijing in the fall of 2006. There is no assurance that the Company will open its store in the fall of 2006 or, if it is opened, whether it will make a profit or be successful.

Radio

The Company intends to generate not only direct sales through radio programming but to advertise its Stores. The radio programming will be by way of half-hour and one hour talk shows in an infomercial format. The shows will promote the Company’s products, services and Stores and the listening audience can call in and have their health-related questions answered. The radio host will be a well known health specialist. The first radio show is scheduled to air in the fall of 2006 on the Jiang Su Provence Health Radio in Nanjing, China. There can be no assurance that the Company’s efforts to develop a radio talk show will be successful.

Manufacture of Products

The Company currently contracts with Mega-Care, Las Vegas, Nevada to manufacture and package all of its products to the Company’s formulas and specifications. Mega-Care’s quality control procedures are designed to verify that all products comply with established specifications and standards in compliance with both United States Pharmacopoeia (“USP”) and Good Manufacturing Practices (“GMP”), promulgated by the FDA. After manufacture the products are packaged and shipped to the Company’s warehouse in Brea, California for shipment and delivery to internet purchasers.

Products

The Company has currently three products it is selling and six other products that have recently completed development. In addition, the Company has nine products that it has licensed and intends to sell on an OEM basis. The Company began selling its three products in the United States and China over the internet in March 2006. It is anticipated that all 18 products in addition to other products in the early development stage will be sold in the United States and China in the winter of 2006.

Two of the Company’s current products are “dietary supplements.” Dietary supplements are defined as “a product intended to supplement the diet that contains one or more of the following ingredients: a vitamin; a mineral; an herb or other botanical; an amino acid; a dietary substance for use to supplement the diet by increasing the total dietary intake; or a concentrate, metabolite, constituent, extract or combination of any of the previously mentioned ingredients. The term dietary supplement means a product that is labeled as a dietary supplement.” Vitamins and minerals are essential nutrients that, in general, our bodies cannot manufacture. They are needed for good health and many vital functions. More than 40 different nutrients are required for normal growth and maintenance of body tissues. In addition, scientific research is showing that generous intakes of vitamins, minerals and other nutrients may play an important role in maintaining optimal health.

Soothe Your Eyes. Soothe Your Eyes is a synergistic blend of natural herb extracts including extracts of ligusticum, saliva root, tangkuei and chrysanthemum. The product is a topical acupoint patch which when applied has a soothing effect on the eyes. The product is designed for people with eye fatigue and eye strain. It is particularly comforting to computer users and mature adults.

Livecan. Livecan is an herbal supplement that helps protect the liver from damage caused by viruses, alcohol and other toxins. Livecan is a compound formula consisting of natural Milk Thistle extract, Trimeric extract, Dandelion extract, Schigandia Berry, Choline Bitartiate, L-Methionie and N-Acethyl-Cyetein. Milk Thistle (Silybum Marianum) has been used since Greco-Roman times as an herbal remedy for a variety of ailments including liver problems. During the late 19th and early 20th centuries, physicians in the United States used Milk Thistle seeds to relieve congestion of the liver, spleen and kidneys. Today, certain drugs such as acetaminophen (paracetamol), a common medication used for headaches and pain, can cause liver damage if taken in large quantities or if combined with frequent alcoholic consumption. In such cases, Milk Thistle helps revitalize liver function.

OPC-Complex A. OPC-Complex A is an antioxidant formula that helps the body’s immune system respond to allergy, inflammation and infection. OPC-Complex A provides a combination of 12 antioxidants, far more than the two or three derivatives found in most competing products. Clinic studies have demonstrated that OPC may strengthen the immune system and may help prevent heart disease, some cancers, wrinkling of the skin, eye diseases and various forms of dementia. OPC-Complex A is all natural, non-toxic, non-antigenic, non-teratogenic, non-mutagenic and noncarcinogenic. It contains no artificial flavors, preservatives, wheat, yeast, starch, salt or milk. OPCs have been used in Europe under medical supervision for over 30 years with no reports of adverse effects. Over one million people utilize these valuable bioflavonoids daily.

Research and Development- Laboratory

The Company operates a laboratory in Seattle, Washington where it researches and develops products using its own formulas. In addition, the Company provides consulting services to Chinese and Taiwan manufacturers that desire to sell their nutritional supplement products in the United States. The Company provides services in helping these manufacturers obtain FDA approval for their products. The laboratory is also capable of helping United States and Japanese manufacturers of nutritional supplements and cosmetic lotions and shampoos with the approval process required by the China Food and Drug Administration (“CFDA”) before such products can be sold in Japan. The laboratory is a registered FDA Food Facility and Medical Device Establishment.

The Company leases all of its laboratory equipment consisting of a High Performance Liquid Chromatography (“HPLC”); a Gas Chromatography Mass Spectroscopy (“GC/MS”) and an Induced Coupled Plasma/ Mass Spectroscopy (“ICP/MS”).

The Company estimates that it has spent less than $5,000 for research and development in its fiscal year ended May 31, 2005 and no expenditures for research and development in its fiscal year ended May 31, 2006.

Employees

As of April 1, 2006 the Company had 4 full time employees in the United States and 9 full time employees in China. Of the employees in the United States, one is in accounting, one is Chief of Technical Operations and two are in management and administrative activities. The Company’s Chief Executive Officer and President devote approximately 50% and 40%, respectively, of their time to the Company’s business. The nine employees in China are located in the Company’s Beijing, Shanghai, Haiko, and they are primarily involved in sales, marketing and identifying contract manufacturers and purchasers for the Company’s products. In accordance with the rules and regulations in the People’s Republic of China “PRC,” the Company maintains its employees' social insurance system by paying retirement insurance, unemployment insurance, medical insurance and on-job injury insurance for these 9 employees.

Competition

Competitors abound in the industry due to its perceived unregulated status by the Food and Drug Administration, making it possible for someone to “manufacture” supplements in their home and market them for sale to the public through whatever means they may find. While the playing field may be large, the market is dominated by companies who are self-regulating and adhere to FDA good manufacturing practices. Mainstream competitors are Metagenics, Anabolic Laboratories, Twin Labs, Standard Process, Enzymatic Therapy, Nature’s Plus, Bodyonics, Ltd., Country Life, Nature’s Way, PharmaNutrients, Irwin Naturals, Natrol, Now Foods, Nature’s Herbs, Solaray, Solgar, Douglas Laboratories, Da Vinci Laboratories and Weider Laboratories. These major competitors sell in excess of $40 billion of food supplements annually and carry products similar to the Company’s products in form, function and manufacturing efficacy.

All of these companies are much larger than the Company and have greater financial, technical, marketing and other resources than the Company. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional and distribution activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.

Regulation

The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the United States Department of Agriculture and the Environmental Protection Agency ("EPA"). These activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements in the United States.

On October 25, 1994, the President signed into law the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). This new law revises the provisions of the Federal Food, Drug and Cosmetic Act (the "FFDC Act") concerning the composition and labeling of dietary supplements and, in our judgment, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15,1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe, such evidence to be provided by the manufacturer or distributor to the FDA before it may be marketed. The DSHEA also invalidates the FDA's prior enforcement theory that dietary supplements are food additives requiring pre-market approval.

Products marketed by the Company are classified as dietary supplements under the FFDC Act. Advertising and label claims for dietary supplements have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA or FTC regulations or decisions will not restrict the permissible scope of such claims.

Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only a limited number of health claims for dietary supplements. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA preapproval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post- use notification to the FDA, are met. Such statements, commonly referred to as "structure function" claims, may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").

On November 18, 1998, the FTC published "Dietary Supplements: An Advertising Guide for Industry," a guide describing FTC policy governing dietary supplement advertising. The guide provides additional explanation but does not substantively change the FTC's policy requiring that product claims be truthful and supported by adequate substantiation as to the truthfulness of the claim.

Governmental regulations in China where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products.

We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on the Company's business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

With respect to the manufacture of our vitamin and nutritional supplement products, our outside vendors are required to manufacture our products in accordance with all applicable governmental regulations, including Current Good Manufacturing Practices of the FDA.

Risk Factors

WE ARE SUBJECT TO VARIOUS RISKS THAT MAY MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL, OR PART, OF YOUR INVESTMENT.

Risks Related to Our Business

Our Common Stock May Be Deemed To Be "Penny Stock," Which May Make It More Difficult For Investors to Sell Their Shares Due To Suitability Requirements

Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

•	With a price of less than $5.00 per share;
•	That are not traded on a "recognized" national exchange;
•	Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or
•
In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

We May Not Be Able To Compete Effectively Against Our Competitors, Which Could Force Us to Curtail or Cease Business Operations

Many of our competitors have significantly greater name recognition, financial resources and larger distribution channels. In addition, our industry is characterized by low barriers to entity, which means we may face more competitors in the future. If we are not able to compete effectively against our competitors, we will be forced to curtail or cease our business operations. Our market share in the nutrition supplement industry is very small at this time.

Investors Should Not Rely On an Investment in Our Stock for the Payment of Cash Dividends

We have not paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the future. Investors should not make an investment in our common stock if they require dividend income. Any return on an investment in our common stock will be as a result of any appreciation, if any, in our stock price.

There Are No Conclusive Studies Regarding the Medical Benefits of Nutritional Products

Many of the ingredients in our current products, and we anticipate in our future products, will be vitamins, minerals, herbs and other substances for which there is not a long history of human consumption. Although we believe all of our products to be safe when taken as directed by us, there is little experience with human consumption of certain of these product ingredients in concentrated form. In addition, we are highly dependent upon consumers' perception of the safety and quality of our products as well as similar products distributed by other companies, we could be adversely affected in the event any of our products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume our products as we suggest or other misuse or abuse of our products or any similar products distributed by other companies could have a material adverse effect on the results of our operations and financial condition.

Adverse Publicity With Respect To Nutritional Products May Force Us to Curtail or Cease Our Business Operations

In the future, scientific research and/or publicity may not be favorable to the nutritional product market or any particular product, or may be inconsistent with any earlier favorable research or publicity. Future reports of research that are unfavorable to nutritional products could force us to curtail or cease our business operations. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of our products or any similar products distributed by other companies could have a material adverse effect on our operations. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products as directed. In addition, we may not be able to counter the effects of negative publicity concerning the efficacy of our products. Any such occurrence could have a negative effect on our operations and force us to curtail or cease our business operations.

We Will Have to Develop New Products In Order To Keep Pace with Changing Consumer Demands or We Could Be Forced To Curtail or Cease Our Business Operations

The dietary supplement industry is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. Our goal is to expand our portfolio of dietary supplement products through internal development and/or products serving niche segments of the industry. New products must be introduced in a timely and regular basis to maintain distributor and consumer interest and appeal to varying consumer preferences.

Future success of our Company, if any, may depend, in part, on our ability to anticipate changes in consumer preferences and acquire, manage, develop and introduce, in a timely manner, new products that adequately address such changes. If we are unable to develop and introduce new products or if our new products are not successful, our sales may be adversely affected as customers seek competitive products. In the past, we have engaged in very limited research and development with respect to the development of new products, as indicated by our lack of research and development expenses. Our lack of experience in developing and introducing new products combined with our limited financial resources may prevent us from successfully developing and introducing any new products in the future. Any reduction in purchases or consumption of our existing products could force us to curtail or cease our business operations.

Government Regulation by the Food and Drug Administration and Other Federal and State Entities of Our Products Can Negatively Impact Our Ability to Market Products

The manufacturing, processing, formulation, packaging, labeling and advertising of nutritional products are subject to regulation by one or more federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states and localities, as well as of foreign countries, in which our products may be sold. We may incur significant costs in complying with these regulations. In the event we cannot comply with government regulations affecting our business and products, we may be forced to curtail or cease our business operations.

We market products that fall under two types of Food and Drug Administration regulations: dietary supplements and personal care products. In general, a dietary supplement:

•
is a product (other than tobacco) that is intended to supplement the diet that bears or contains one or more of the following dietary ingredients: a vitamin, a mineral, a herb or other botanical, an amino acid, a dietary substance for use by man to supplement the diet by increasing the total daily intake, or a concentrate, metabolite, constituent, extract, or combinations of these ingredients.

•	is intended for ingestion in pill, capsule, tablet, or liquid form.
•	is not represented for use as a conventional food or as the sole item of a meal or diet.
•	is labeled as a "dietary supplement."

Personal care products are intended to be applied to the human body for cleansing, beautifying, promoting attractiveness, or altering the appearance without affecting the body's structure or functions. Included in this definition are products such as skin creams, lotions, perfumes, lipsticks, fingernail polishes, eye and facial make-up preparations, shampoos, permanent waves, hair colors, toothpastes, deodorants, and any material intended for use as a component of a cosmetic product. The Food & Drug Administration has a limited ability to regulate personal care products.

Dietary supplements must follow labeling guidelines outlined by the FDA. Neither dietary supplements nor personal care products require FDA or other government approval or notification to market in the United States.

Under the Dietary Supplement Health and Education Act of 1994, companies that manufacture and distribute dietary supplements are limited in the statements that they are permitted to make about nutritional support on the product label without FDA approval. In addition, a manufacturer of a dietary supplement must have substantiation for any such statement made and must not claim to diagnose, mitigate, treat, cure or prevent a specific disease or class of disease. The product label must also contain a prominent disclaimer. These restrictions may restrict our flexibility in marketing our product.

We believe that all of our existing and proposed products are dietary supplements or personal care products that do not require governmental approvals to market in the United States.

The processing, formulation, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, the Department of Agriculture and the Environmental Protection Agency. Our activities are also subject to regulation by various agencies of the states and localities in which our products are sold. Among other things, such regulation puts a burden on our ability to bring products to market. Any changes in the current regulatory environment could impose requirements that would make bringing new products to market more expensive or restrict the ways we can market our products.

No governmental agency or other third party makes a determination as to whether our products qualify as dietary supplements, personal care products or neither. We make this determination based on the ingredients contained in the products and the claims we make for the products.

If The Federal Trade Commission or Certain States Object To Our Product Claims and Advertising We May Be Forced To Give Refunds, Pay Damages, Stop Marketing Certain Products or Change Our Business Methods

The Federal Trade Commission and certain states regulate advertising, product claims, and other consumer matters, including advertising of our products. In the past several years the Federal Trade Commission has instituted enforcement actions against several dietary supplement companies for false or deceptive advertising of certain products. We provide no assurance that:

1.	the Federal Trade Commission will not question our past or future advertising or other operations; or
2.	a state will not interpret product claims presumptively valid under federal law as illegal under that state's regulations.

Our Products Are Subject To Obsolescence, Which Could Reduce Our Sales Significantly

The introduction by us or our competitors of new dietary supplement or personal care products offering increased functionality or enhanced results may render our existing products obsolete and unmarketable. Therefore, our ability to successfully introduce new products into the market on a timely basis and achieve acceptable levels of sales has and will continue to be a significant factor in our ability to grow and remain competitive and profitable. Although we seek to introduce additional products, the success of new products is subject to a number of conditions, including customer acceptance. There can be no assurance that our efforts to develop innovative new products will be successful or that customers will accept new products.

We Have No Manufacturing Capabilities and We Are Dependent Upon Mega-Care, Inc. And Other Companies To Manufacture Our Products

We have no manufacturing facilities and have no present intention to manufacture any of our dietary supplement and personal care products. We are dependent upon relationships with independent manufacturers to fulfill our product needs. Currently Mega-Care, Inc., a non-related party, manufactures and supplies all of our products. We have no Mega-Care contracts that require us to purchase any set amounts of its manufactured products. Competitors who do own their own manufacturing may have an advantage over us with respect to pricing, availability of product and in other areas through their control of the manufacturing process. We may not be able to deliver various products to our customers if third party providers fail to provide necessary ingredients to us. We are dependent on various third parties for various ingredients for our products. Some of the third parties that provide ingredients to us have a limited operating history and are themselves dependent on reliable delivery of products from others. As a result, our ability to deliver various products to our users may be adversely affected by the failure of these third parties to provide reliable various ingredients for our products.

We Are Materially Dependent Upon Our Key Personnel and the Loss of Such Key Personnel Could Result In Delays in the Implementation of Our Business Plan or Business Failure

We depend upon the continued involvement of Nelson Liao, Chief Executive Officer, Chief Financial Officer and Director, and Carrie Wang, Chief Operating Officer, Secretary and Director and Dr. Eva Aw, President and Director. As we are a developing company, the further implementation of our business plan is dependent on the entrepreneurial skills and direction of management. Mr. Liao and Ms. Wang and Ms. Aw guide and direct our activity and vision. This direction requires an awareness of the market, the competition, current and future markets and technologies that would allow us to continue our operations. The loss or lack of availability of these individuals could materially adversely affect our business and operations. We do not carry "key person" life insurance for these officers and directors, and we would be adversely affected by the loss of these two key consultants.

We Face Substantial Competition in the Dietary Supplement and Personal Care Industry

The dietary supplement and personal care industry is highly competitive. It is relatively easy for new companies to enter the industry due to the availability of numerous contract manufacturers, a ready availability of natural ingredients and a relatively relaxed regulatory environment. Numerous companies compete with us in the development, manufacture and marketing of supplements as their sole or principal business. Generally, these companies are well funded and sophisticated in their marketing approaches.

We May Be Subject To Products Liability Claims and May Not Have Adequate Insurance to Cover Such Claims

We, like any other retailers and distributors of products that are designed to be ingested, face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury. Such claims may include, among others, that our products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. With respect to product liability claims, we have coverage of $2,000,000 per occurrence and $2,000,000 in the aggregate. Because our policies are purchased on a year-to-year basis, industry conditions or our own claims experience could make it difficult for us to secure the necessary insurance at a reasonable cost. In addition, we may not be able to secure insurance that will be adequate to cover liabilities. We generally do not obtain contractual indemnification from parties supplying raw materials or marketing our products. In any event, any such indemnification is limited by its terms and, as a practical matter, to the creditworthiness of the other party. In the event that we do not have adequate insurance or contractual indemnification, liabilities relating to defective products could require us to pay the injured parties' damages which are significant compared to our net worth or revenues.

We May Be Adversely Affected By Unfavorable Publicity Relating To Our Product or Similar Products Manufactured By Our Competitors

We believe that the dietary supplement products market is affected by national media attention regarding the consumption of these products. Future scientific research or publicity may be unfavorable to the dietary supplement products market generally or to any particular product and may be inconsistent with earlier favorable research or publicity. Adverse publicity associated with illness or other adverse effects resulting from the consumption of products distributed by other companies, which are similar to our products, could reduce consumer demand for our products and consequently our revenues. This may occur even if the publicity did not relate to our products. Adverse publicity directly concerning our products could be expected to have an immediate negative effect on the market for that product.

Because We Have Few Proprietary Rights, Others Can Provide Products and Services Substantially Equivalent to Ours

We hold no patents. We believe that most of the technology used by us in the design and implementation of our products may be known and available to others. Consequently, others may be able to formulate products equivalent to ours. We rely on confidentiality agreements and trade secret laws to protect our confidential information. In addition, we restrict access to confidential information on a "need to know" basis. However, there can be no assurance that we will be able to maintain the confidentiality of our proprietary information. If our pending trademark or other proprietary rights are violated, or if a third party claims that we violate its trademark or other proprietary rights, we may be required to engage in litigation. Proprietary rights litigation tends to be costly and time consuming. Bringing or defending claims related to our proprietary rights may require us to redirect our human and monetary resources to address those claims.

Risks Related to Business in China

We intend to own a Chinese subsidiary, and our ability to receive dividends from our subsidiaries in China will be restricted by Chinese regulations

The Company intends to form a subsidiary (“Subsidiary”) to do business in China. We will rely on dividends, loans and other payments to us by Subsidiary any other future acquired entities. Accordingly, our ability to make payments on indebtedness we may incur and to distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our Subsidiary. If our Subsidiary incurs indebtedness of its own in the future, the instruments governing its indebtedness could restrict its ability to pay dividends or make other distributions to us, which in turn would limit our ability to make payments on indebtedness we may incur and to distribute dividends to our stockholders.

In addition, our corporate structure may restrict the distribution of dividends to our stockholders since Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. According to these standards and regulations, the Company, as the parent company of Subsidiary, will be required to set aside a portion of its after-tax profits to maintain certain reserve funds that may not be distributed as cash dividends. As a wholly foreign owned enterprise, Subsidiary is required to establish a reserve fund and a staff and workers' bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing laws and regulations of China. In addition, the profit available for distribution from China subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or GAAP. As a result, we may not receive sufficient distribution from our Chinese subsidiaries to enable us to make dividend distributions to our stockholders in the future and could negatively affect our financial condition and assets, even if our GAAP financial statements indicate that our operations have been profitable.

We may be unable to obtain additional capital when necessary and on terms that are acceptable to us, which may interfere with our ability to pursue our business plan

We expect that we may need significant additional cash resources to operate and expand our business in the future. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. Additional indebtedness would result in additional debt service obligations and could result in operating and financing covenants that would restrict our operations. In addition, financing may not be available in amounts or on terms acceptable to us, if at all.

We face increased risks of doing business due to the extent of our operations in China

Our proposed Subsidiary will be an operating subsidiary and it will be organized and located in China. China is currently transitioning to a market-developed socialist economy. There are significant political and economic tensions resulting from this transition that could affect the business environment in China. Our efforts to expand into China pose special risks that could adversely affect our business. The following aspects highlights the material risk related to doing business in China:

The PRC legal system has inherent uncertainties that could limit the legal protections available to the Company

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing commercial matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations, and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors.

The practical effect of the PRC's legal system on our business operations in China can be viewed from two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the corporation laws found in the United States. Similarly, PRC accounting laws mandate accounting practices which may not be consistent with US Generally Accepted Accounting Principles. The accounting laws of China require that an annual "statutory audit" be performed in accordance with PRC accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws. Article 14 of the PRC Wholly Foreign-Owned Enterprise Law requires a Wholly Foreign-Owned Enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation.

Second, while the enforcement of substantive rights may appear less clear than United States procedures, Foreign Invested Enterprises and Wholly Foreign-Owned Enterprises are Chinese registered companies that enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. The Chinese legal infrastructure is significantly different in operation from its United States counterpart, and may present a significant impediment to the operation of Foreign Invested Enterprises.

PRC economic reform policies or nationalization could result in a total investment loss in our common stock

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

•	We will be able to capitalize on economic reforms;
•	The Chinese government will continue its pursuit of economic reform policies;
•	The economic policies, even if pursued, will be successful;
•	Economic policies will not be significantly altered from time to time; and
•	Business operations in China will not become subject to the risk of nationalization.

Over the past few years, China's economy has registered a high growth rate. Recently, there have been indications that rates of inflation have increased. In response, the Chinese government recently has taken measures to curb this excessively expansive economy. These measures have included restrictions on the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limited re-centralization of the approval process for purchases of some foreign products. These austere measures alone may not succeed in slowing down the economy's excessive expansion or control inflation, and may result in severe dislocations in the Chinese economy. The Chinese government may adopt additional measures to further combat inflation, including the establishment of freezes or restraints on certain projects or markets. These measures may adversely affect our operations.

There can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results as well as the value of our securities

We receive a substantial portion of our revenues in Renminbi, which currently is not a freely convertible currency. The Chinese government may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this was to occur, we may not be able to pay dividends in foreign currencies to our shareholders.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's inter-bank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. Dollars generally has been stable. Any devaluation of the Renminbi, however, may materially and adversely affect the value of, and any dividends payable on, our shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi. Our results may be adversely affected by changes in the political and social conditions in the PRC, and changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

We have limited business insurance coverage in China

The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited business insurance options. As a result, we have not maintained, and currently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties, except the auto insurance purchased by Baite on May 20, 2005. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. In the event that any action, suit and/or proceeding is brought against us and we are unable to pay a judgment rendered against us and/or defend ourselves against such action, suit and/or proceeding, our business, financial condition and operations could be negatively affected.

We rely on trade secrets and other forms of non-patented intellectual property protection. If we are unable to protect our trade secrets, other companies may be able to compete more effectively against us

We rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secret is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We may suffer as a result of product liability or defective products

We may produce products which, despite proper testing, inadvertently have an adverse pharmaceutical effect on the health of individuals. The existing PRC laws and Regulations do not require us to maintain third party liability insurance to cover product liability claims. However, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize our some products. We currently are not aware of any existing or anticipated product liability claims with respect to our products.

Item 2. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this registration statement on Form 10-SB. The discussion of the Company’s business contained in this registration statement may contain certain projections, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed herein at "Risks and Uncertainties." While this outlook represents management’s current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof.

Overview

The Company was incorporated on June 3, 2002 under the name New Weisheng USA Co, Inc. and later under the name AOB Capital, Inc. The Company was primarily engaged in providing financial consulting services, including issuing and collecting letters of credit on behalf of AOB Commerce, Inc. (“AOB Commerce”), an entity controlled by its officer, director and founder. The Company would receive funds from AOB Commerce, then issue letters of credit for AOB Commerce’s clients. Upon receipt of funds from the letter of credit, the Company returned funds to AOB Commerce and received income from AOB Commerce for the financial services provided. In May 2004 the Company ceased all financial service operations.

Results of Operations

Year Ended May 31, 2006 versus Year Ended May 31, 2005

For the year ended May 31, 2006, revenues were $465,150 as compared to $244,000 for the year ended May 31, 2005. The increase of $221,150 or 91% is attributable to its two new business operations, product sales and formula development, which was partially offset by the decrease in marketing consulting services. The Company intends to focus more attention to its product sales in the future.

Cost of revenues for the year ended May 31, 2006 were $191,000 as compared to $123,341 for the year ended May 31, 2005 or an increase of 55%. Almost all of the costs of revenue are attributable to the Company’s two new operations, product sales and formula development.

Operating expenses for the year ended May 31, 2006 were $337,415 or 73% of revenues as compared to $125,760 or 52% of revenues for May 31, 2005. The increase of $211,655 is attributable principally to the increase in salaries and rent in the U.S. operations in addition to the development and establishment of the China operations including operating and staffing of general offices in Beijing and Shanghai. The Company expended no cash for salaries to its President and Chief Executive Officer in either 2006 or 2005.

The increase in net other income is attributable to a $21,000 increase in interest income.

Liquidity and Capital Resources

Historically, the Company has financed its operations primarily through cash generated from operations and from the sale of equity securities.

As of May 31, 2006, the Company had working capital of $423,766, an increase of approximately $339,858 (405%) in working capital as compared to May 31, 2005. The primary source of the increase in working capital is the proceeds from the sale of its securities and from the revenues generated by the commencement of its two new lines of business.

The Company believes that its current capital resources and current funding will enable it to maintain its current and planned operations through the next 12 months. The Company anticipates, however, that it will need to raise additional capital in order to sustain and grow its operations over the next few years.

To the extent that the Company's capital resources are insufficient to meet current or planned operating requirements, the Company will seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no current arrangements with respect to, or sources of, such additional financing and the Company does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain of its programs that it would otherwise seek to develop and commercialize. This would have a material adverse effect on the Company.

Item 3. Description of Property

The Company's principal executive offices are located at 301 N. Lake Avenue, Suite 202, Pasadena, California 91101, and include approximately 3,500 square feet of offices space. Company subleases the premises from AOB Commerce, Inc., a company controlled by the Company’s Chief Executive Officer. The sublease will expire in February 2009. The Company currently pays a base rent of $7,482 per month, which is the same amount that the sublessor pays to its lessor. In addition, the Company leases, on a month to month lease of $600 per month, 1,000 square feet of warehouse in Brea, California. It also leases, on a month-to-month basis, a 600 square feet laboratory in Seattle, Washington for $800 per month.

The Company maintains the following offices in China, all on a month to month lease: Beijing - 2,000 square feet at $2,000 per month and Shanghai - 800 square feet at $3,500 per month. These offices are also subleased from AOB Commerce, Inc.

All offices subleased from AOB Commerce, Inc. are at the same rental expense as AOB Commerce, Inc. pays to its lessor. The Company believes that the rental expense for all of its offices is fair and reasonable.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of April 30, 2006 regarding the beneficial ownership of the Company's common stock by (1) each person or "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who is known by the Company to own beneficially more than 5% of the Company's outstanding voting securities; (2) each of the Company's Directors; (iii) each Named Executive Officer (as defined in "Item 6. Compensation" below); and (iv) all executive officers and directors of the Company as a group.

Name and Address (1)	Number of Shares Owned	% of Shares Outstanding
Dr. Eva Aw	200,000	1.4%
Nelson Liao	6,000,000	41.9%
Dr. Sara Trimble	-0-	0.0%
Haijing (Carrie) Wang	2,250,000	15.7%
Dr. Peter Liao	100,000	0.7%
All Directors and Officers as a group (4 persons)	8,550,000	59.7%

(1) Unless otherwise stated, the address of all persons in the table is 301 North Lake Avenue, Suite 202, Pasadena, California, 91101.

Item 5. Directors and Executive Officers, Promoters and Control Persons

The directors and executive officers of the Company are as follows:

Name	Age	Position
Nelson Liao	49	Chief Executive Officer, Secretary and Director
Dr. Eva Aw	48	President and Director
Haijing (Carrie) Wang	36	Chief Financial Officer and Director
Dr. Peter Liao	50	Director
Ms. Sara Trimble	43	Director

Dr. Eva Aw. Dr. Aw became a Director and President of the Company in March 2005. From September 2004 to January 2005, Dr. Aw was the Operation Scientist, Product Support Division of Diagnostic Product Corp., Los Angeles, California, where she was responsible for new product evaluation, FDA registrations and writing SOP for new product manufacturing, packaging and labeling. From February 2004 to August 2004, Dr. Aw worked for Innotech Consulting Services, Los Angeles, California, where she assisted in bioassays and surface chemistry development for biosensor, microwave and medical device applications. From January 2002 until December 2003, Dr. Aw was a Research Scientist with Ostex International, Inc., Seattle, Washington, where she was responsible for lateral-flow immunochramatographic based point-of-care device development for osteoporosis detection, including ELISA assay design and QL monitoring and documentations for manufacturing process control. From January 2000 to January 2002, Dr. Aw served as a Chemical Engineer, for the Core Technology Groups of Institute for Systems Biology, Seattle, Washington, where she was responsible for, among other things, the ink-jet in situ high - throughout oligo microariary synthesized development. Dr. Aw received her B.S.O. in Chemistry from Tam-Kang University, Taysei, Taiwan and her Ph.D. in Organic Polymer Chemistry from the University of Washington, Seattle, Washington. She was also a Postdoctoral Research Associate, Electrical Engineering Department at the University of Washington. Dr. Aw is a United States citizen and has published numerous papers in several different scientific journals. Dr. Aw devotes approximately 25% of her time to the Company’s business.

Terchi (Nelson) Liao. Mr. Liao serves as Chief Executive Officer (CEO), Secretary and Director. Mr. Liao founded the Company in January 2003. Since September 1992, Mr. Liao has been the owner and principal officer of AOB Commerce, Inc., a private company engaged in marketing, financial consulting for North American clients dealing with the Asian marketplace and vise versa. Mr. Liao received his MBA from the University of New Haven, West Haven, Connecticut. Mr. Liao is a United States citizen and in addition to English, speaks Mandarin, Cantonese, Japanese, and Taiwanese languages. He is a member of the American Master of Business Administration Association and the Association of Independent Accountants. Mr. Liao devotes approximately 75% of his time to the business of the Company and 25% of his time to AOB Commerce. The Company and AOB Commerce are in completely different businesses and there does not appear to be any conflicts of interest relating to his duel positions.

Carrie Wang. Ms. Wang holds a Bachelor of Business Administration from Beijing Foreign Language University Ms. Wang became a Director and the Company’s Chief Operating Officer in September 2004. From October 2000 to August 2004, Ms. Wang was an Assistant Vice-President for Gland Overseas Economy Development Co., Ltd., a state-owned conglomerate engaged in international trading. From February 1997 to September 2000, Ms. Wang was Director and Chief Representative in China for Blue Jacket Trader (Australia) Ptg., Ltd., a private company principally marketing metal commodities between China and Australia. Ms. Wang is fluent in Mandarin and English. She is a member of the China-Australia Chamber of Commerce in Beijing.

Dr. Peter Liao. Dr. Liao obtained his PE (Professional Engineer) degree from MIT (Massachusetts Institute of Technology) in 1979 and PhD from Columbia University in mechanical engineering in 1981, with emphasis on manufacturing automation, design of digital control systems, and R&D management. Prior to joining AOB Biotech in 2003, he had 20 years experience in manufacturing, production and operations with various companies such as Siemens AG (Munich, Germany, between March 1989 to June 1995) and AT&T Bell Labs (Whippany, NJ between September 1982 to July 1987). In 1990 Dr. Liao developed automated assembly equipment (Bimbler 201® Ball Mounter) for IC manufacturing packages, resulting in a significant time-saving production process. Dr. Liao is also experienced in QA manufacturing and product development.

Ms. Sara Trimble. Ms. Trimble has over 19 years of experience in the clinical laboratory. For the past three years, she has managed the Hematology and Coagulation laboratories at Harborview Medical Center in Seattle, Washington. Between 1998 and 2003, Ms. Trimble served as the Laboratory Safety Officer for the Department of Laboratory Medicine in the University of Washington School of Medicine. Ms. Trimble is the author of internationally utilized web-based laboratory safety training programs, which have been developed as part of Laboratory Medicine’s award-winning multi-media training library for clinical laboratories called Medical Training Solutions. Ms. Trimble received her B.S. degrees in Medical Technology and Microbiology in 1985 and a Masters of Science in Laboratory Medicine in 1988, all from the University of Washington in Seattle, Washington.

Dr. Peter Liao and Dr. Eva Aw are the brother and sister, respectively, of Nelson Liao.

Item 6. Executive Compensation

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Other Annual Compensation	(f) Restricted Stock Awards ($)	(g) Securities Underlying Options/ SARSs (#)	(h) LTIP Payouts ($)
Nelson Liao (CEO)	2004	0	0	0	0	0	0	0
	2005	0	0	0	0	0	0	0
	2006	0	0	0	0	0	0	0

No other officer or director received in excess of $100,000 for the years ending May 31, 2006 and May 31, 2005 and 2004.

The Company does not have any standard arrangements pursuant to which directors are compensated for services as directors.

At this time, and until the Company’s operations substantially expand, Mr. Liao devotes approximately 50% of his time to the business of the Company and Dr. Aw devotes approximately 40% of her time to the Company’s operations.

Employment Agreements

The Company has employment agreements with most of its employees. All employment agreements are for one year with an additional yearly renewal. The employment agreements may be terminated by the Company without cause with advanced notice or compensation in lieu of notice equal to one month plus two weeks per year of completed service with the Company, to a maximum of fifteen months.

The Company has no employment agreement with Mr. Liao, its Chief Executive Officer. Mr. Liao does not receive a salary. Upon the Company increasing sales and profits, it intends to negotiate an employment agreement with Mr. Liao.

Item 7. Certain Relationships and Related Transactions

For the year ended May 31, 2006, the Company borrowed funds from AOB Commerce, an entity controlled by Nelson Liao, the Company’s CEO, to fund working capital needs from the operation. As of May 31, 2006, loan balance due to AOB Commerce totaled $81,344. Interest rate was charged at 5% per annum and for the year ended May 31, 2006, total interest charged was $3,110.

From time to time, the Company has borrowed from its CEO for general and administrative expenses. At May 31, 2006 and 2005, the Company had $77,124 and $56,461, respectively, in loans from its officer which were unsecured, and due on demand. Interest rate was charges at 5% per annum, and for the year ended May 31, 2006 and 2005, total interest charged was $3,086 and $2,121, respectively.

The Company leases its corporate offices in Pasadena, CA and its offices in Beijing and Shanghai, China, on subleases, from a company controlled by Mr. Liao, the Company’s Chief Executive Officer and principal shareholder. The Company’s monthly rent for all three offices is the same monthly rent paid by the sublessor to its lessors.

Item 8. Description of Securities

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, no par value.

Common Stock

As of January 15, 2006, 14,177,836 shares of common stock were outstanding, held of record by approximately 77 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, the holder of a majority of the Company's outstanding voting stock will be able to elect all directors, and minority stockholders will not be able to elect directors on the basis of their votes alone. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into other securities. All outstanding shares of common stock are fully paid and nonassessable.

The transfer agent and registrar for the Company's common stock is Holladay Stock Transfer, Inc., 2939 N. 67th Place, Scottsdale, Arizona 85251.

PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters

The Company's common stock is not currently quoted on any stock market or exchange, and there is currently no trading market for the common stock.

Holders

On July 31, 2006, there were approximately 77 record holders of the Company's common stock.

Dividends

The Company has not, to date, paid any cash dividends on its common stock.

Equity Compensation Plans

The Company does not have any equity compensation plans.

Item 2. Legal Proceedings

The Company has no pending legal proceedings. From time to time, the Company may be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of breach of contract actions incidental to the normal operations of the business.

Item 3. Changes In and Disagreement with Accountants on Accounting and Financial Disclosure

None.

Item 4. Recent Sales of Unregistered Securities

Between June 1, 2003 and December 1, 2004 the Company sold 13,400,000 shares of its common stock to 50 individuals at $0.01 per share for an aggregate amount of $134,000. Out of the 50 individuals, four were officers and/or directors and the balance were friends and or associates of the officers and directors. No commissions were paid relating to the sales. The price of $.01 per share was arbitrarily set by the Company and at the time, did not bear any relationship to the Company’s assets, book value, earnings or net worth and it was not an indication of the actual value.

Between May 1, 2005, and May 31, 2006 the Company sold 873,836 shares of its common stock to 27 investors at $0.50 per share for an aggregate amount of $436,918, of which $25,000 remains outstanding on a subscription receivable. Subsequently, in June 2006, an additional 10,000 shares were sold for $.50 or an aggregate of $5,000 to one accredited investor. All of the investors were “Accredited Investors” as defined under Rule 501 of Regulation D of the Securities Act of 1933. No commissions were paid relating to the sales.

In each sale of securities described in the preceding paragraphs, each purchaser agreed that the securities acquired will be held for investment purposes, that the representative certificates may bear restrictive legends indicating that the securities may not be freely transferred and that the records of the Company may contain appropriate stop transfer orders. The Company had reasonable grounds to believe that each purchaser was capable of evaluating the merits and risks of his investment, was able to bear the economic risks of his investment and acquired the securities for investment purposes only. In each offering, there were no more than 35 unaccredited investors. Accordingly, the Company believes that the foregoing transactions were exempt from the registration provisions of the Securities Act of 1933 pursuant to the exemptions under Section 4(2) and/or Regulation D of the Act and the Rules and Regulations promulgated thereunder.

Item 5. Indemnification of Directors and Officers

Pursuant to Section 317 of the California Corporations Code, we may indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was our officer, director, employee or other agent, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if he or she acted in good faith and in a manner such person reasonably believed to be in the best interests of our corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of our Company to procure a judgment in its favor by reason of the fact that such person is or was our officer, director, employee or other agent, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be including reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, provided that court approval is obtained in the case of an adverse judgment or settlement. We must advance expenses incurred by an officer or director in defending any proceeding prior to final disposition upon receipt of an undertaking to repay, unless it shall be determined ultimately that the officer or director is entitled to indemnification.

The corporation may enter into agreements with any director, officer, employee or agent of the corporation providing for indemnification to the fullest extent permissible under the Law and the corporation's Articles of Incorporation.

Article V of our Articles of Incorporation authorizes the corporation to provide indemnification in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

The Securities and Exchange Commission has stated that in its opinion, agreements to indemnify corporate officers and directors against violations of federal securities laws are void because they are against public policy.

PART F/S

Financial Statements
AOB BIOTECH, INC.
May 31, 2006 and 2005
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of AOB Biotech, Inc.

Gentlemen:

We have audited the accompanying balance sheets of AOB Biotech, Inc. (the “Company”) as of May 31, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

              Simon & Edward, LLP

              City of Industry, California
              July 20 , 2006

AOB BIOTECH, INC.
BALANCE SHEETS
MAY 31, 2006 & 2005

	May 31, 2006	May 31, 2005

ASSETS

Current Assets:
Cash and equivalents	$636,645	$80,734
Accounts receivable	256,797	0
Inventory	90,808	149,858
Prepaid expenses	915	0
Total current assets	985,165	230,592

Property and Equipment:
Office furniture and equipment, net	12,214	0
Software, net	491	0
Total property and equipment, net	12,705	0

Other Asset:
Deposits	33,500	23,000

Total assets	$1,031,370	$253,592

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$30,719	$0
Deferred revenue	300,000	0
Accrued expenses	72,212	40,223
Loan from affiliate	81,344	50,000
Loan from officer	77,124	56,461
Total current liabilities	561,399	146,684

Stockholders’ Equity:
Common stock, no par value, 50,000,000 shares authorized, 14,273,836 and 13,400,000 shares issued and outstanding as of 5/31/06 and 5/31/05, respectively	570,918	134,000
Stock subscriptions receivable	(25,000)	0
Accumulated deficits	(75,947)	(27,092)
Total stockholders’ equity	469,971	106,908

Total liabilities and stockholders’ equity	$1,031,370	$253,592

The accompanying notes are an integral part of the financial statements.

AOB BIOTECH, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2006 & 2005

	Year ended May 31,
	2006	2005

Revenues:
Product sales	$260,150	0
Formula development	200,000	0
Marketing consulting service	5,000	244,000
Total revenues	465,150	244,000

Cost of Revenues:
Product sales	146,387	0
Formula development	43,207	0
Marketing consulting service	1,413	123,341
Total cost of revenues	191,007	123,341

Gross profit	274,143	120,659

Selling, general and administrative expenses	337,415	125,760

Loss from operations	(63,272)	(5,101)

Other income (expenses):
Miscellaneous income	97	0
Interest income	21,316	146
Interest expense	(6,196)	(4,193)
Total other income (expense)	15,217	(4,047)

Loss before income tax	(48,055)	(9,148)

Provision for income taxes	800	800

Net loss	$(48,855)	$(9,948)

Weighted number of common shares outstanding - basic and fully diluted	14,080,085	7,105,000

Net loss per share - basic and fully diluted	$(0.0035)	$(0.0014)

The accompanying notes are an integral part of the financial statements.

AOB BIOTECH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED MAY 31, 2006 & 2005

	Common Stock
	Shares	Amount	Subscriptions Receivable	Accumulated Deficits	Stockholders’ Equity

Balance, May 31, 2004	810,000	$8,100	$0	$(17,144)	$(9,044)

Shares issued for cash	12,590,000	125,900	0	0	125,900

Net loss for the year				(9,948)	(9,948)

Balance, May 31, 2005	13,400,000	134,000	0	(27,092)	106,908

Shares issued for cash	873,836	436,918	(25,000)	0	411,918

Net loss for the year				(48,855)	(48,855)

Balance, May 31, 2006	14,273,826	$570,918	$(25,000)	$(75,947)	$469,971

The accompanying notes are an integral part of the financial statements.

AOB BIOTECH, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2006 & 2005

	Year ended May 31,
	2005	2004

Cash flows from operating activities
Net loss	$(48,855)	$(9,948)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	1,050	0
(Increase) Decrease in accounts receivable	(256,797)	0
(Increase) Decrease in prepaid expenses	(916)	0
(Increase) Decrease in inventory	59,049	(149,857)
(Increase) Decrease in deposits	(10,500)	0
Increase (Decrease) in bank overdraft	0	(415)
Increase (Decrease) in accounts payable	30,719	0
Increase (Decrease) in deferred revenue	300,000	0
Increase (Decrease) in loan from officer	20,663	30,367
Increase (Decrease) in loan from affiliate	31,344	50,000
Increase (Decrease) in accrued expenses	31,988	34,687
Net cash provided by (used in) operating activities	157,747	(45,166)

Cash flows from investing activities
Purchase of property and equipment	(13,754)	0
Net cash used in investing activities	(13,754)	0

Cash flows from financing activities
Proceeds from issuance of common stock	411,918	125,900
Net cash provided by financing activities	411,918	125,900

Net increase in cash	555,911	80,734

Cash - beginning	80,734	0
Cash - ending	$636,645	$80,734

SUPPLEMENTAL DISCLOSURES

Interest paid	$0	$0
Income taxes paid	$2,600	$800

The accompanying notes are an integral part of the financial statements.

AOB BIOTECH, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2006 AND 2005

NOTE 1 -- ORGANIZATION

AOB Biotech Inc. (thereinafter “the Company”), formerly known as New Weisheng USA Co, Inc., was incorporated under the laws of State of California on June 3 2002. In January 2003, New Weisheng changed its name to AOB Capital, Inc. (AOB Capital). In September 2004, AOB Capital changed its name to AOB Biotech, Inc. The Company was primarily engaged in financial service including issuing and collecting Letter of Credit (L/C) on behalf of an entity controlled by its officer, AOB Commerce, Inc. (AOB Commerce). The Company received funds from AOB Commerce, then issues Letter of Credit (L/C) for AOB Commerce’s clients. Upon the receipt of funds from L/C, the Company returned funds to AOB Commerce and received income from AOB Commerce for financing services provided.

In May 2004, the Company ceased the financial service operation. The Company did not have any cash flow from the financial service operation after May 2004, and all business assets are continually used by new business. Therefore, the financial service business was completely disposed in May 2004. In June 2004 the Company entered into business to help its customers formulate herbal and nutritional supplement products, provide marketing consulting services for sales of these products in Asia. The Company also sells these products wholesale to distributors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, REVENUE RECOGNITION ("SAB104"), which superceded Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and services performed and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or service has not been performed or is subject to refund until such time that the Company and the customer jointly determine that the product or service has been delivered or performed or no refund will be required.

The Company derived revenues from the sale of herbal and nutritional supplement products to customers. The Company recognized this revenue when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales, and is recorded net of returns, discounts and allowances.

The Company is also engaged in the development of formulas for herbal and nutritional supplement products, and it derives revenues from sales of the developed formulas. The Company generally recognizes revenues from formula development on delivery and acceptance of formula, when collection of the resulting receivable is probable, when the fee is fixed and determinable, and when the Company has no future obligations. Payment received from customers for undelivered formulas are recorded as deferred revenues. On March 30, 2005, the Company entered into a Development Agreement with SuperMax USA, Inc., to help it formulate five food and nutritional supplement products. Total contract price is $500,000. The Company determined the fair value of formulas to be $100,000 each. As of May 31, 2006, the Company has received $500,000 from SuperMax and has delivered two formulas. For the year ended May 31, 2006, $200,000 was recognized as formula sales revenue and $300,000 was recorded as deferred revenue as of May 31, 2006.

The Company derived revenue from consulting service. The service includes conducting marketing study and research in China, developing marketing solutions for the China market, and other advisory services. The Company delivers the results of the marketing study and research conducted to clients by compiling and issuing market research reports. Revenue derived from the consulting service is recognized when the market research report is completed and delivered to the client.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), MULTIPLE-DELIVERABLE REVENUE ARRANGEMENTS. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Highly liquid investment with original maturities of three months or less are considered cash equivalents.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method. Market is determined based on net realizable value. Appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors in evaluating net realizable value.

Inventory consisted 100% of finished goods of herbal and nutritional supplement products totaling $90,808 and $149,858 as of May 31, 2006 and 2005, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

Earnings Per Share

The Company uses SFAS No. 128, "Earnings Per Share", for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share are computed similar to basic earnings per share except that the denominator is increased to include common stock equivalents, if any, as if the potential common shares had been issued.

Research and Development Costs

Research and development costs are generally expenses as incurred.

Advertising

The Company follows the policy of charging the costs of advertising to expenses as incurred. The Company incurred $35,411 and $106,000 of advertising costs for the years ended May 31, 2006 and 2005, respectively.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards No 123(R), “Share-Based Payments” (“SFAS No. 123R”) effective January 1, 2006. SFAS No. 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R generally requires such transactions be accounted for using a fair-value-based method. The Company does not have any awards of stock-based compensation issued and outstanding at May 31, 2006 or 2005.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Effective July 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 required an initial impairment assessment involving a comparison of the fair value of trademarks, patents and other intangible assets to current carrying value. No impairment loss was recognized for the year ended May 31, 2006. Trademarks and other intangible assets determined to have indefinite useful lives are not amortized. The Company tests such trademarks and other intangible assets with indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that an asset might be impaired. Trademarks and other intangible assets determined to have definite lives are amortized over their useful lives or the life of the trademark and other intangible asset, whichever is less.

Comprehensive Income

Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any items of comprehensive income in any of the periods presented.

Segment Information

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The information disclosed herein materially represents all of the financial information related to the Company's principal operating segment.

New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe that the adoption of SFAS No. 150 will have a material impact on our financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition", which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" and to rescind the SEC's related "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" issued with SAB 101 that had been codified in SEC Topic 13, "Revenue Recognition." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not have a material effect on our financial position or results of operations.

The FASB has issued Interpretation No. 46 (FIN-46R) (Revised December 2003), Consolidation of Variable Interest Entities. FIN-46R clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation (the subject of FIN-46R). FIN-46R clarifies how to identify a variable interest entity and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a variable interest entity in its consolidated financial statements.

FIN-46R requires that a variable interest entity to be consolidated by its “Primary Beneficiary.” The Primary Beneficiary is the entity, if any, that stands to absorb a majority of the variable interest entity’s expected losses, or in the event that no entity stands to absorb a majority of the expected losses, then the entity that stands to receive a majority of the variable interest entity’s expected residual returns.

If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN-46R becomes effective, the enterprise is required to disclose in all financial statements initially issued after December 31, 2003, the nature, purpose, size, and activities of the variable interest entity and the enterprise’s maximum exposure to loss as a result of its involvement with the variable interest entity.

At May 31, 2006, the Company did not hold any investments that, for purposes of FIN-46R, need to be evaluated to determine whether such investments should be consolidated or disclosed as a variable interest entity in the Company’s future financial statements.

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs -- an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123R must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. Statement 123R permits public companies to adopt its requirements using one of two methods:

1.
A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123R for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123R that remain unvested on the effective date.

2.
A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The impact of adoption of Statement 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be as it will depend on the levels of share-based payments granted in the future.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (" SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes", and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period of specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company's financial position.

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating whether the adoption of Interpretation 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

NOTE 3 - RELATED PARTY TRANSACTIONS

For the years ended May 31, 2006 and 2005, the Company borrowed funds from AOB Commerce Inc., an entity controlled by its officer, to fund working capital needs from the operation. As of May 31, 2006, and 2005, loan balance due to AOB Commerce, Inc. totaled $81,344 and $50,000, respectively. Interest was charged at 5% per annum and for the years ended May 31, 2006 and 2005, total interest charged were $3,110 and $2,072, respectively.

The Company subleases from AOB Commerce, Inc. for its offices located in Pasadena, California, Beijing, and Shanghai, China. The monthly base rent for the Pasadena office is $7,482. This sublease will expire in February 2009. Rental expense for this lease consisted of $22,446 and $0 for the years ended May 31, 2006 and 2005, respectively. The monthly rent for the Beijing office is $2,000. This sublease will expire in October 2,007. For the years ended May 31, 2006 and 2005, the rental expense for the Beijing office consisted of $19,407 and $0, respectively. The monthly rent for the Shanghai office is $3,500. This sublease will expire in January 2008. For the years ended May 31, 2006 and 2005, the rental expense for the Shanghai office consisted of $35,295 and $0, respectively.

From time to time, the Company borrowed from its president for general and administrative expenses. At May 31, 2006 and 2005, the Company had $77,124 and $56,461, respectively, in loan from officer which was unsecured, and due on demand. Interest was charged at 5% per annum, and for the years ended May 31, 2006 and 2005, total interest charged were $3,086 and $2,121, respectively.

NOTE 4 - INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statements and income tax recognition of net operating losses. The net operating loss carryforwards will begin to expire in the year 2017 if not utilized. Utilization of the Company's net operating loss carryforwards are limited based on changes in ownership as defined in Internal Revenue Code Section 382. As of May 31, 2006 the Company accumulated a loss of $22,000 resulting in a deferred tax benefit of approximately $30,000, which has been offset by a 100% valuation allowance.

Total Federal and State income tax expense for the years ended May 31 2006 and 2005 amounted to $800 and $800, respectively.

The following is a reconciliation of income tax expense:

	2006	2005

Current	$800	$800
Deferred
Total	$0	$0

Reconciliation of the differences between the statutory U.S. Federal income tax rate and the effective rate is as follows:

	2006	2005

Federal statutory tax rate	34.00%	34.00%
State, net of federal benefit	8.84%	8.84%
Change in valuation allowance	(42.84%)	(42.84%)

Effective tax rate	0.00%	0.00%

NOTE 5 - CAPITAL STOCK

The Company was authorized to issue 1,000,000 no par shares common stock at its inception. In September 2004, the Company amended its Articles of Incorporation to increase its authorized common stock to 50,000,000 shares.

On June 1, 2003, the Company issued 810,000 shares of common stock at $0.01 per share for the amount of $8,100.

On December 1, 2004, the Company issued additional 12,590,000 shares of common stock at $0.01 per share for the amount of $125,900.

On May 1, 2005, the Company sold stocks through private placement at $0.50 per. The shares are being offered pursuant to an exemption provided by Rule 504 of Regulation D Promulgated under the Securities Act of 1933, as amended. The shares are not registered for sale under the securities laws of any State. As of May 31, 2006, $436,918 was raised from the above offering of which $25,000 remains outstanding as subscriptions receivable.

NOTE 6 - BUSINESS CONCENTRATIONS

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, trade and notes receivables, and bank debt. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

For the year ended May 31, 2005, the Company derived its revenue from providing marketing consulting services. The Company has recognized marketing consulting service revenues of $244,000 during the year ended May 31, 2005 from three unrelated customers for providing marketing study and consulting services of herbal and nutritional supplement products in China market. The sales to the three customers are $200,000, $40,000, and $4,000, respectively. Such customers do not owe money to the Company as of May 31, 2005.

For the year ended May 31, 2006, the Company recognized product sales revenues of $260,150, of which $256,440 was from a sale to Harbinger International Inc., a Taiwanese company. As of May 31, 2006, accounts receivable from this customer totaled $256,440.

For the year ended May 31, 2006, the Company also derived its revenue from sales of herbal and nutritional supplement product formulas. All the formulas sales revenue of $200,000 recognized during the year ended May 31, 2006 was from SuperMax USA, Inc., a Japanese company.

NOTE 7 - COMMITMENTS

On March 30, 2005, the Company entered into a Development Agreement with SuperMax USA, Inc., to help it formulate five food and nutritional supplement products. Total contract price is $500,000. The Company determined the fair value of formulas to be $100,000 each. As of May 31, 2006, the Company has received $500,000 from SuperMax and has delivered two formulas. For the year ended May 31, 2006, $200,000 was recognized as formula sales revenue and $300,000 was recorded as deferred revenue as of May 31, 2006. As such, as of May 31, 2006, the Company bears contractual commitments of developing and delivering the three remaining formulas to SuperMax.

Operating Leases - The Company subleases its office with its related party- AOB Commerce, Inc. for an office located in Pasadena, California. The monthly base rent is $7,482. This sublease will expire in February 2009. The Company also subleases with AOB Commerce, Inc. for its offices located in Beijing and Shanghai, China. The monthly rent for the Beijing office is $2,000. This sublease will expire in October 2007. The monthly rent for the Shanghai office is $3,500. This sublease will expire in January 2008. The Company has another lease agreement for a lab located in Seattle, Washington. The one-year operating lease calls for a monthly base rent of $800. This agreement was expired on May 2006 and is currently on the month-to-month lease arrangement. Rental expense for these leases consisted of $87,173 and $1,800 for the years ended May 31, 2006 and 2005, respectively. The Company has future minimum lease obligations as follows:

For the year ended May 31,	Amount
2007	$155,784
2008	127,784
2009	67,338

Total	$350,906

NOTE 8 - SEGMENT INFORMATION

AOB Biotech, Inc. operates in three reportable segments: (1) the product sales division, (2) the formula development division, and (3) marketing consulting service division. We evaluate the performance of our segments based on gross profit; therefore, selling, general and administrative expenses, as well as research and development expenses, interest income/expense, net realized investment gain/loss, other income/expense, and provision for income taxes are reported on an entity wide basis only. There are no inter-segment revenues.

All business assets are used by each business. As such, asset information by reportable segment is not reported by the Company. Corporate assets consist of cash and cash equivalents, unallocated fixed assets of support divisions and common facilities, and certain other assets.

Sales by Reportable Segment

The following table presents information about the sales and gross profit of our reportable segments for the years ended May 31, 2006 and 2005.

	Year Ended
	May 31, 2006		May 31, 2005
	Sales	Gross Profit	Sales	Gross Profit

Product sales	$260,150	$113,763	$0	$0
Formula development	200,000	156,793	0	0
Marketing consulting service	5,000	3,587	244,000	123,341

	$465,150	$274,143	$244,000	$123,341

Sales by Geographic Region

The table below presents sales information by geographic region for the years ended May 31, 2006 and 2005.

	Year Ended
	May 31, 2006	May 31, 2005

Unites States	$8,710	$44,000
Taiwan	256,440	200,000
Japan	200,000	0

Total	$465,150	$244,000

PART III

Item 1. Index to Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation of the Company and Amendments thereto

3.2	Bylaws of the Company

10.1	Service and Consulting Development Agreement dated August 2005 between the Company and Super Max USA, Inc.

10.2	Exclusive License and Manufacturing Agreement between the Company and Sunnylife Global, Inc. dated September 30, 2004

10.3	Lease Agreement dated May 18, 2005 between the Company and Washington Biotechnology

24.1	Consent of Simon & Edward, LLP, Independent Auditors

Item 2. Description of Exhibits

See Item 1 above.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 13, 2006		AOB BIOTECH, INC.

	By:	/s/ Nelson Liao
Nelson Liao
Chief Executive Officer